Exhibit T3A-2

STATEMENT IN TERMS OF SECTION 5

OF THE LIMITED LIABILITY COMPANIES LAW, 2016 (THE “LLC LAW”)

HELICOPTER COMPANY I LLC

(THE “COMPANY”)

1.	Name	Helicopter Company I LLC

2.	Address	Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands

3.	Duration	The Company was established on the date hereof and shall continue, subject to the provisions of the limited liability company agreement of the Company (as may be amended from time to time), until terminated in accordance with the LLC Law.

It is hereby declared that the Company shall not undertake business with the public in the Cayman Islands other than so far as may be necessary for the carrying on of the business of the Company outside the Cayman Islands.

/s/ Steven Manning
BY: Steven Manning, Authorised Signatory
For and on behalf of Helicopter Member Ltd
Managing Member of the Company)

Dated: 14 December 2016